

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2025

Frank N. D'Orazio
Chief Executive Officer
James River Group Holdings, Ltd.
Clarendon House
2 Church Street
Hamilton, HM 11, Bermuda

> **Re: James River Group Holdings, Ltd.**
> **Registration Statement on Form S-4**
> **Filed August 5, 2025**
> **File No. 333-289276**

Dear Frank N. D'Orazio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at 202-551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Eric Juergens